UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Parks! America, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

701455107

(CUSIP Number)

Nicholas J. Singer

1395 Brickell Ave.

Suite 800

Miami, FL 33131

(305) 697-9610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 701455107	Page 2 of 5

1.			NAMES OF REPORTING PERSONS Nicholas Singer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(see instructions)			(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ☐ TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,547,466 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	5,547,466 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,466 shares of Common Stock(1)
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of Common Stock(2)
14.			TYPE OF REPORTING PERSON (see instructions) IN

(1)	Shares are held in Mr. Singer’s individual retirement account.
(2)	Based on 74,821,537 shares of the Company’s Common Stock outstanding as of August 1, 2019

CUSIP Nos. 701455107	Page 3 of 5

Item 1.	Security and Issuer.

This Schedule 13D is filed by Nicholas Singer (the “Reporting Person”) with respect to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Parks! America, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1300 Oak Grove Road, Pine Mountain, GA 31822.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Nicholas Singer, an individual residing in the State of Florida.

The principal address of the Reporting Person is 1395 Brickell Avenue, Suite 800, Miami, FL, 33131. Mr. Singer is currently the Founder and Managing Member of Purchase Capital, an investment firm that provides capital for private and public companies. He is also the Founder and Chairman of United Parks, LLC, which operates several amusement and water parks located in the United States. Mr. Singer is a United States citizen.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 20, 2019, the Reporting Person purchased 5,000,000 shares of the common stock of the Issuer at a price of $0.19 per share.

On September 23, 2019, the Reporting Person purchased 494,900 shares of the common stock of the Issuer at a price of $0.1925 per share.

On September 25, 2019, the Reporting Person purchased 100 shares of the common stock of the Issuer at a price of $0.19 per share.

On September 27, 2019, the Reporting Person purchased 52,466 shares of the common stock of the Issuer at a price of $0.19 per share.

Available personal assets were used to purchases the shares of Common Stock referred to in this Item 3. The total amount of the funds used to make the purchases described in this Item 3 was $1,055,261.

CUSIP Nos. 701455107	Page 4 of 5

Item 4.	Purpose of Transaction.

The acquisition described in Item 3 was made for investment purposes.

The Reporting Person does not have any present plans or proposals that would result in the occurrence of any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Reporting Person intends to engage in discussions with the Issuer, including discussions with members of management and the Board, as well as other stockholders and interested parties, and may make recommendations to the Board regarding potential corporate strategy and Board composition.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 5,547,466 shares of Common Stock of the Issuer, representing 7.4% of the Issuer’s issued and outstanding shares of Common Stock. The percentage of beneficial ownership is based upon 74,821,537 shares of Common Stock outstanding as of August 1, 2019.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The transactions reported in Item 3 above are incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP Nos. 701455107	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2019	By:	/s/ Nicholas Singer Nicholas Singer